Item 77C

DREYFUS MUNICIPAL INCOME, INC.

ANNUAL MEETING OF STOCKHOLDERS

June 22, 2012

            On June 22, 2012, Common shareholders and holders of Auction Preferred Stock (“APS”) voted as indicated below with regard to the following proposal:

To elect one Class I Director+ to serve for a three-year term for the Fund, until his successor is duly elected and qualified.

                                                            FOR                            AUTHORITY WITHHELD

To elect three Class I Directors

            Clifford L. Alexander, Jr.       17,950,533                  726,600

+ The terms of this Director expire in 2015.